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                          September 27, 2022

       Terry Rafih
       Interim Chief Executive Officer
       Bright Green Corp
       1033 George Hanosh Boulevard
       Grants, NM 87020

                                                        Re: Bright Green Corp
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-267546

       Dear Mr. Rafih:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Grant Levine, Esq.